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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70023

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2023** AND ENDING **12/31/2023**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Speyside Advisors, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

[x] Broker-dealer   [ ] Security-based swap dealer   [ ] Major security-based swap participant
[ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1910 Pacifc Ave. Ste 14183

(No. and Street)

Dallas	**TX**	**75201**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Daniel Gillett	**214-228-8732**	dgillett@speysideadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

McBee & Co., P.C.

(Name – if individual, state last, first, and middle name)

718 Paulus	**Dallas**	**TX**	**75214**
(Address)	(City)	(State)	(Zip Code)

09/22/2009	3631
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel Gillett _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Speyside Advisors, LLC _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



RUBEN INFANTE, JR.
Notary Public, State of Texas
Comm. Expires 08-20-2025
Notary ID 123962168

Signature:

Title:
Sole Member

Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

SPEYSIDE ADVISORS, LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2023

SPEYSIDE ADVISORS, LLC

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM		1

FINANCIAL STATEMENTS

Statement of financial condition		2
Statement of operations		3
Statement of changes in member's equity		4
Statement of cash flows		5
Notes to financial statements		6-8
Supporting Schedules		
Schedule I:	Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	9-10
Schedule II:	Statement Regarding Reserve Requirements and Possession or Control Requirements	11
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT		12
EXEMPTION REPORT		13



A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of Speyside Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Speyside Advisors, LLC as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Speyside Advisors, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Speyside Advisors, LLC's management. Our responsibility is to express an opinion on Speyside Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Speyside Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission ("Schedule I") and Schedule II, Statement Regarding Reserve Requirements and Possession or Control Requirements ("Schedule II") has been subjected to audit procedures performed in conjunction with the audit of Speyside Advisors, LLC's financial statements. The supplemental information is the responsibility of Speyside Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I and Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

McBee & Co., PC

We have served as Speyside Advisors, LLC's auditor since 2017.
Dallas, Texas
February 28, 2024

SPEYSIDE ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023

Assets

Cash	$	26,420
Accounts receivable		575
Prepaid expenses		2,321
Total Assets	$	29,316

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	12,000
Total Liabilities		12,000
Member's Equity		17,316
Total Liabilities and Member's Equity	$	29,316

The accompanying notes are an integral part of these financial statements.

SPEYSIDE ADVISORS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023

Revenues		
Advisory fees	$	305,359
Total Revenues		305,359
Expenses		
Registered representative compensation		258,577
Regulatory fees and expenses		4,612
Professional fees		40,230
Occupancy		4,707
General and administrative		23,036
Total Expenses		331,162
Loss before provision for taxes		(25,803)
Provision for state income tax		50
Net Loss	$	(25,853)

The accompanying notes are an integral part of these financial statements.

SPEYSIDE ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

Balances at	
December 31, 2022	$7,669
Member's contributions	35,500
Net loss	(25,853)
Balances at	
December 31, 2023	$17,316

The accompanying notes are an integral part of these financial statements.

Cash flows used in operating activities:		
Net loss	$	(25,853)
Adjustments to reconcile net loss to net cash provided by (used in) for operating activities:		
Changes in assets and liabilities		
Increase in accounts receivable		(575)
Increase in prepaid expenses		(1,019)
Decrease in account payable and accrued expenses		(11,417)
Decrease in deferred revenue		(5,000)
Net cash used in operating activities		(43,864)
Cash flows from financing activities:		
Member's contributions		35,500
Net cash provided by financing activities		35,500
Net decrease in cash		(8,364)
Cash at beginning of year		34,784
Cash at end of year	$	26,420
Supplemental Disclosures of Cash Flow Information:		
State income taxes paid	$	50
Interest paid	$	-

The accompanying notes are an integral part of these financial statements.

NOTE 1 – Organization and Nature of Business

Speyside Advisors, LLC (the "Company"), was formed on May 11, 2017. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. and Securities Investor Protection Corporation ("SIPC"). The Company operates as a Texas Limited Liability Company ("LLC") and is wholly-owned by a member. The Company is primarily engaged in providing advisory services on mergers and acquisitions. It is intended that all offerings will be exempt from registration under the provisions of either Regulation D or Rule 144A. The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17-5.

Cash

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2023, the Company had no such investments. The Company maintains is operating cash at a financial institution. At times, the amount on deposit at this institution may exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses related to amounts in excess of FDIC limits.

Accounts Receivable

As of December 31, 2023, the Company had $575 of accounts receivables. Receivables consist of uncollateralized customer obligations due under normal trade terms. Payments on trade receivables are applied to the earliest unpaid invoices. Management reviews trade receivables periodically and reduces the carrying amount by a valuation allowance that reflects management's best estimate of the amount that may or may not be collectible. As of December 31, 2023, there was no allowance for doubtful accounts.

Current Expected Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments -Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense. In management's opinion, any potential allowance for credit losses would not be material to the financial statements as of December 31, 2023.

Revenue Recognition

The Company provides advisory services on mergers and acquisitions. Advisory fees represent 100% of revenue earned by the Company for the year ended December 31, 2023. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled.

NOTE 1 – Organization and Nature of Business (Cont.)

Revenue Recognition (Continued)

However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events. Retainers and other fees received from customers prior to recognizing revenue are reported in the accompanying statement of financial condition in deferred revenue. The Company receives reimbursements of operating expenses incurred by the Company on behalf of the customers who are receiving advisory services. Reimbursement of expenses are recorded on a net basis as the Company is acting as an agent, and recognize reimbursement of such expenses are incurred, as these costs are related to performance obligations that are satisfied over time.

Use of Estimates

The Company's financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Financial Accounting Standards Board ("FASB") Accounting Standards Codification (the Codification) is the single source of U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a single member limited liability company and is therefore treated as a disregarded entity for federal income tax purposes. Accordingly, income will be taxed at the member level rather than at the corporate level for federal income tax purposes. The Company is subject to state income taxes.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

NOTE 2 – Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2023, the Company had net capital of $14,420, which was $9,420 in excess of minimum net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 8.3 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

NOTE 2 – Net Capital Requirements (Continued)

In February 2023, the Company paid expenses and did not have any income. Because of this, from February 15, 2023, to March 21, 2023, the Company had net capital less than 100% of the requirement in accordance with SEA Rule 17a-11(b). The Company filed notification under SEA rule 17a-11 with FINRA on March 23, 2023. The Company's managing member on March 22, 2023, contributed capital of $12,000 to increase the Company's net capital above 100% of its requirement. There were no securities transactions during this period.

In May 2023, the Company booked $83,283 retainer and expense fees which increased aggregated indebtedness greater than 1,200% of net capital in accordance with SEA Rule 17a-11(c)(1) from May 31, 2023, to June 21, 2023. The Company filed notification under SEA rule 17a-11 with FINRA on June 21, 2023. On June 21, 2023, the Company received in full payment of the accrued retainer and expense fees from the client which increased the Company's net capital and removed the balance of the aggregated indebtedness. There were no securities transactions during this period.

NOTE 3 – Concentration Risk and Revenue

The Company may at various times during the year have cash balances in excess of federally insured limits. The Company believes that it is not exposed to any significant risk related to cash. Approximately 81% of the Company's revenue is derived from one customer.

NOTE 4 – Related Party Transactions

The sole member of the Company, a registered securities representative, generates most of the Company's revenues and receives most of the related compensation expense. The Company is economically dependent upon the sole member due to the concentration of services he provides. The Company and various entities are under common control and the existence of that control may create operating results and financial position significantly different than if the companies were autonomous.

NOTE 5 – Recent Accounting Pronouncements

Recently issued accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position or results of operations. The Company plans to adopt any new standards in accordance with the standards.

NOTE 6 – Commitments and Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

NOTE 7 – Subsequent Events

After February 28, 2024, the date which the financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2023.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2023

SPEYSIDE ADVISORS, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2023

Computation of Net Capital

Total member's equity qualified for net capital	$	17,316
Deductions and/or charges		
Non-allowable assets:		
Accounts receivable		(575)
Prepaid expenses		(2,321)
Total deductions from net worth		(2,896)
Net Capital	$	14,420

Aggregate indebtedness
Items included in statement of financial condition:

Accounts payable and accrued expenses		12,000
Total aggregate indebtedness	$	12,000

See accompanying report of independent registered public accounting firm.

SPEYSIDE ADVISORS, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2023

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of aggregate indebtedness)	$	800
Minimum dollar Net Capital Requirement of Reporting Broker or Dealer	$	5,000
Minimum Net Capital Requirement	$	5,000
Net Capital in Excess of Minimum Requirement	$	9,420
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$	8,420
Ratio of Aggregate Indebtedness to Net Capital		8.3 to 1

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2023 and the corresponding unaudited filing of part IIA of the FOCUS Report/Form X-17A-5 filed by Speyside Advisors, LLC. Accordingly no reconcilation is necessary.

See accompanying report of independent registered public accounting firm.

SPEYSIDE ADVISORS, LLC
Statement Regarding Reserve Requirements and
Possession or Control Requirements
As of December 31, 2023

EXEMPTIVE PROVISIONS

The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. § 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to private placement of securities, including direct participation programs and merger and acquisition advisory services.

See accompanying report of independent registered public accounting firm.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required by SEC Rule 17a-5

Year Ended December 31, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of Speyside Advisors, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Speyside Advisors, LLC ("the Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement of securities, including direct participation programs and merger and acquisition advisory services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, December 31, 2023, without exception.

Speyside Advisors, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Speyside Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

McBee & Co., PC

Dallas, Texas
February 28, 2024



SPEYSIDE

BROKER-DEALER ANNUAL EXEMPTION REPORT
DECEMBER 31, 2023

Speyside Advisors, LLC, ("Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the company limits its business activities exclusively to private placement of securities, including direct participation programs and merger and acquisition advisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Daniel Gillett, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By: _____

Daniel Gillett
Sole Member

_____2 / 28_____, 2024